SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                 20 August, 2007


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Acquisition announcement made on 20 August 2007







DC07-439 - August 20, 2007


                           BT BUYS BASILICA COMPUTING
                          Purchases leading IT company


BT announced today it has acquired Basilica Computing, one of the UK's leading providers of IT solutions to business.

The acquisition will help enhance the ability of BT to service the IT and communications needs of the UK's small and medium-sized enterprises (SMEs).

Bill Murphy, managing director of BT Business, said: "Basilica is one of the best companies in the IT solutions field, meeting the needs of businesses. Basilica excels at providing IT solutions - designing, configuring and implementing IT".

"BT's strategy is to free up businesses to do what they do best - running their business. We will take care of their communications and technology needs. This acquisition will help us deliver that proposition to our customers and it will underpin BT's long-term growth in the unified communications sector".

Basilica is a leading IT solutions company, providing design, configuration and implementation services to its customers.

Its accreditations include: HP Preferred Partner, Cisco Systems Authorised Reseller, IBM Premier Partner, Microsoft, Symantec and Alteris Gold Partner, VMware Enterprise Partner, and Citrix Gold Access Partner.

The company employs more than 200 people and generated revenues of GBP76 million for the year ended August 31, 2006. It has its head office in Letchworth Garden City, Hertfordshire.

Nick Gorringe, managing director, Basilica, said: "The combination of our expertise together with BT's brand and BT Business' channels creates a real powerhouse within the IT services and solutions marketplace. This transaction is great news for both our customers and employees."

BT Business is a division within BT Retail that focuses entirely on the communications needs of SMEs in the UK. It is building the necessary IT skills and capabilities to create and deliver end to end IT solutions from sales to consulting and project management.

The audited gross assets for Basilica were GBP20.5 million as at August 31, 2006.

Inquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK, dial +44 20 7356 5369

All BT Group news releases can be accessed at our web site: www.bt.com/ newscentre


Notes to editors


About BT Business


  * BT Business serves and supports more than 1.5 million small and medium sized companies across the UK. It provides these companies with voice, broadband and IT services enabling them to sell their services to customers around the globe.
  * BT Business' revenue as at March 31, 2007 was GBP2,353 million. This represents 27 per cent of BT Retail's revenue.
  * BT Business is the UK's number one business broadband provider with 45 per cent of the DSL market and has a 40 per cent share of the voice market.


Basilica web site

  * For more information about Basilica visit: www.basilica.co.uk


About BT

BT is one of the world's leading providers of communications solutions and services operating in 170 countries. Its principal activities include networked IT services; local, national and international telecommunications services; higher-value broadband and internet products and services and converged fixed/ mobile products and services. BT consists principally of four lines of business:
BT Global Services, Openreach, BT Retail and BT Wholesale.

In the year ended March 31, 2007, BT Group plc's revenue was GBP20,223 million with profit before taxation of GBP2,484 million.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.bt.com/aboutbt







Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 20 August, 2007